October 9, 2018

Nicholas DeVito
Chief Executive Officer
Marizyme, Inc.
2295 Towne Lake Parkway
Suite 116-290
Woodstock, GA 30189

       Re: Marizyme, Inc.
           Registration Statement on Form 10-12G
           Filed September 12, 2018
           File No. 000-53223

Dear Mr. DeVito:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G

Item 1. Business
Overview, page 4

1. Throughout the filing you reference your "product candidates" and "pipeline products."
      Please disclose here what your product candidates are and their current stages of clinical or preclinical trials. If you do not have any current product candidates, please remove all references to current "product candidates" and "pipeline products."
2. Please include a detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step; material contingencies such as raising additional funds; the timeline and
 Nicholas DeVito
FirstName LastNameNicholas DeVito
Marizyme, Inc.
Comapany 2018
October 9, NameMarizyme, Inc.
October 9, 2018 Page 2
Page 2
FirstName LastName
         associated costs accompanying each proposed step; and discuss the material assumptions underlying your business plan which you reference in Liquidity & Capital Resources.
3. We note your references to "Krillase technology" here and in other sections of the registration statement. Please provide more details on what this technology is, the status of any requiredapprovals by the FDA or other foreign country regulators, and any patents or licenses related to this technology. In addition, please provide disclosure regarding ProteomeX, MB101 and MB102 referenced on your website at www.marizyme.com.
4. We note your last risk factor on page 19. Please disclose your third-party manufacturers and their locations.
5. It appears that you have conducted clinical trials in the United States. If so, please provide the description of the clinical trials conducted, including the number of trial participants, endpoints, serious adverse events and adverse events encountered during the clinical trials and any other material information about the trials that you conducted or are currently conducting.
Intellectual Property, page 5

6. We note your disclosure that you acquired patents and patent applications in biotechnology. Please disclose what specific product, product groups or technologies the patents relate to, whether you own or license the patents, patent expiration dates, the type of patent application (such as composition of matter, use or process), and what jurisdictions the patents apply to.
Risk Factors
Our future product candidates may exhibit undesirable side effects, page 11

7. Please remove the statement that your "product candidates have demonstrated an acceptable safety profile."
Stockholders may have difficulty reselling their shares, page 32

8. Please update this risk factor. For example, you state that "[if you] fail to be restored to the OTCQB by April 30, 2014 or to remain current in [your] annual and quarterly periodic reports with the SEC...."
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Operating Expenses, page 37

9. Please expand your disclosure to identify and quantify the specific factors that led to the change in operating expenses, general expenses, other income and other expense. Ensure the disclosure explains the nature of and quantifies each type of other income and other
 Nicholas DeVito
FirstName LastNameNicholas DeVito
Marizyme, Inc.
Comapany 2018
October 9, NameMarizyme, Inc.
October 9, 2018 Page 3
Page 3
FirstName LastName
         expense.
Critical Accounting Policies and Estimates
Recent Accounting Pronouncements, page 41

10. Please update your disclosure in this section as the current disclosure is outdated. Please clarify whether there are any pronouncements that you expect to adopt in future periods and the impact that the adoption of the standard is expected to have on your financial statements, if material.
Item 3. Properties, page 41

11. Please disclose the terms material leases of properties used to conduct your business.
         Refer to Item 102 of Regulation S-K.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 41

12. Please revise the table to reflect the acquisition of ACB Holding AB in exchange for
         16.98 million shares, including disclosure of all additional five percent or greater beneficial owners as a result of the acquisition.
Item 6. Executive Compensation
Summary Compensation Table, page 43

13. We note your disclosure on page F-12 that you paid management fees to officers in 2016.
         Please revise your summary compensation table to disclose all compensation paid to your named executive officers.
Report of Independent Registered Public Accounting Firm, page F-1

14. Please have your auditor revise their report to comply with PCAOB Auditing Standard
         3101. Also, ensure the type size is legible.
15. You disclose on page F-7 that all subsidiaries of the company were sold effective
         December 31, 2016. Please explain why your auditor has included a paragraph in their report that the financial statements as of and for the years ended December 31, 2017 and
         2016 do not include any of the accounts of your subsidiaries or companies over which you exercise significant influence. Audit reports that express a qualified or "except for"
         opinion due to a departure from GAAP do not meet the requirements of Regulation S-X
         Article 2.
Statements of Operations, page F-4

16. In future filings, please present your per share information only to the nearest cent so as not to imply more precision than exists.
 Nicholas DeVito
FirstName LastNameNicholas DeVito
Marizyme, Inc.
Comapany 2018
October 9, NameMarizyme, Inc.
Page 4
October 9, 2018 Page 4
FirstName LastName
Statements of Cash Flows, page F-5

17. Expand Management's Discussion and Analysis to explain how operating activities provided cash in 2016 and 2017 when you reported net losses. Explain to us why the
         $928,659 Notes/Loans Receivable and the $715,418 and $(745,125) Related Party
         Transactions are classified as operating activities, rather than investing or financing activities, or revise the statement as necessary.
18.      Net cash provided (used) by operating activities and Net cash provided
(used) by investing
         activities for 2016 do not agree to the amounts reported in Form 10-K/A. Please revise to report consistent amounts.
Note 2 Accounting Policies
Recent Accounting Pronouncements, page F-11

19. Please revise the disclosure in the last sentence as the financial statements do not reflect six years.
Note 8. Assets and Liabilities Held for Sale, page F-13

20. Please disclose the percentage ownership in GROUP and indicate how you account for your investment. Also, tell us what the fair value of your investment is at June 30, 2018 and why no impairment is required.
General

21. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date, and you are not required to register pursuant to
         Section 12(g) of the Exchange Act, you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Nicholas DeVito
Marizyme, Inc.
October 9, 2018
Page 5

        You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at
(202) 551-
3614 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or J. Nolan McWilliams at (202)
551-3217 with any other questions.



                                                         Sincerely,
FirstName LastNameNicholas DeVito
                                                         Division of
Corporation Finance
Comapany NameMarizyme, Inc.
                                                         Office of Healthcare &
Insurance
October 9, 2018 Page 5
cc:       Philip Magri, Esq.
FirstName LastName